SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina (Address of principal executive offices)

Form 20-F  ☑    Form 20-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes  ☐    Form 20-F  ☑

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 28, 2003 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:.

By letter dated November 28, 2003, the Company reported that it made some typo mistakes in the letter dated November 27, 2003. The Company wishes to clarify that the amount of converted Convertible Notes arises to US$ 50,000 instead of US$ 52,040 previously informed. The capital increase is 91,743 ordinary shares face value pesos 1 (V$N 1) each instead of the informed 95,486. As a result of that conversion the amount of shares of the Company goes from 213,150,461 to 213,242,204. On the other hand, the amount of registered Convertible Notes is US$ 99,322,601.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang

Name: Saúl Zang
Title: Second Vice Chairman of the Board of Directors

Dated: November 28, 2003